================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2
                                ----------------
                           SAFEGUARD SCIENTIFICS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                                ----------------
          Options to Purchase Common Stock, Par Value $0.10 Per Share,
                  Having an Exercise Price of More Than $15.00
                         (Title of Class of Securities)
                                ----------------
                                   786449 10 8
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                                ----------------
                               N. Jeffrey Klauder
                  Executive Vice President and General Counsel
                           Safeguard Scientifics, Inc.
                       Building 800, 435 Devon Park Drive
                            Wayne, Pennsylvania 19087
                                 (610) 293-0600
       (Name,address and telephone number of person authorized to receive notices and communications on behalf of filing person)


                            CALCULATION OF FILING FEE

Transaction valuation*                                      Amount of filing fee
----------------------                                      --------------------
      $1,472,191                                                    $295**

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,604,171 shares of common stock of Safeguard Scientifics, Inc. having an aggregate value of $5,406,056 as of December 20, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**       Previously paid.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with


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which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid: Not applicable.
                    Form or Registration No.: Not applicable.
                          Filing party: Not applicable.
                           Date filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]      third party tender offer subject to Rule 14d-1.
[X]      issuer tender offer subject to Rule 13e-4.
[_]      going-private transaction subject to Rule 13e-3.
[_]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

================================================================================


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INTRODUCTORY STATEMENT.

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 21, 2001, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on January 17, 2002, relating to our offer to the current employees of the Company and its wholly-owned subsidiary, aligne, Inc., to exchange, for compensatory purposes, options outstanding under the Company's 1990 Stock Option Plan, the 1999 Equity Compensation Plan and the 2001 Associates Equity Compensation Plan, all as amended to date (collectively, the "Equity Plans") to acquire options to purchase shares of the Company's Common Stock, par value $0.10 per share ("Option Shares"), having an exercise price of more than $15.00 (the "Eligible Options"), in exchange for shares of the Company's restricted common stock that will be granted under the Equity Plans (the "Restricted Stock"), upon the terms and subject to the conditions described in the Offer to Exchange, and the related cover letter dated December 21, 2001 and the Supplement dated January 17, 2002 (the "Cover Letter" and, together with the Offer to Exchange and Supplement, as they may be amended from time to time, the "Offer"),.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and restated as follows:

         (a)(1)   Offer to Exchange, dated December 21, 2001.*

         (a)(2) Form of Cover Letter to Eligible Option Holders and Summary of Terms.*

         (a)(3)   Form of Election Form.*

         (a)(4)   Form of Notice of Change in Election.*

         (a)(5) Safeguard Scientifics, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001and incorporated herein by reference.

         (a)(6) Safeguard Scientifics, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001 and incorporated herein by reference.

         (a)(7) Supplement, dated January 17, 2002, to Offer to Exchange, dated December 21, 2001.**

         (a)(8) Supplement, dated January 18, 2002, to Offer to Exchange, dated December 21, 2001.

         (b)      Not applicable.

         (d)(1) Safeguard Scientifics, Inc. 1999 Equity Compensation Plan. Filed as Exhibit 4.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

         (d)(2) Safeguard Scientifics, Inc. 2001 Associates Equity Compensation Plan. Filed as Exhibit 4.1 to the Company's Form S-8, filed with the Securities and Exchange Commission on November 14, 2001 and incorporated herein by reference.

         (d)(3)   Safeguard Scientifics, Inc. 1990 Stock Option Plan, filed as
                  Exhibit 4.3 to the Company's


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                  Annual Report on Form 10-K for the year ended December 31,
                  1996 filed with the Securities and Exchange Commission on March 31, 1997 and incorporated herein by reference.

         (d)(4)   Form of Restricted Stock Agreement.*

         (g)      Not applicable.

         (h)      Not applicable.

----------------------------
* Previously filed on issuer's Schedule TO on December 21, 2001.
** Previously filed on issuer's Schedule TO Amendment No. 1 on January 17, 2002.


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

                                   SAFEGUARD SCIENTIFICS, INC.


                                   /s/ N. Jeffrey Klauder
                                   N. Jeffrey Klauder
                                   Executive Vice President and General Counsel

Date: January 18, 2002


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                                INDEX TO EXHIBITS

     Exhibit
     Number                   Description
     ------                   -----------
     (a)(8)                   Supplement, dated January 18, 2002, to Offer to
                              Exchange, dated December 21, 2001

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